February 13, 2009

Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

Re:	Pluris Energy Group Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007 filed April 15, 2008
Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2008
Filed May 19, August 14, and November 18, 2008
File No. 0-25579

Dear Mr. Newberry:

Please accept this letter and enclosures as Pluris Energy Group Inc.’s (the “Company”) response to your letter dated December 11, 2008 and received on January 13, 2008.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Our Current Business, page 4

1.

Certain references to development and production pertain to the Company’s discontinued operations, which provided oil and gas revenues of $542,632 from November 15, 2001 (inception) to December 31, 2007. As a result of the Company generating oil and gas revenues, the references to development and production are appropriate within the context of the Company’s discontinued operations.

We will revise the description of our current business to remove any references to the terms “development”, “reserves”, and similar wording. Please refer to the below proposed disclosure of our revision:

We are an independent energy company specialized in capturing international and domestic business opportunities including, but not limited to, the acquisition and exploration of oil and natural gas properties in South America; primarily in the region of Argentina. As an emerging junior upstream and midstream oil and natural gas company, our objectives through the activities of our wholly owned subsidiaries, Petrogen, Inc. and Pluris BVI, are to focus upon acquiring oil and natural gas prospects in what we believe to be high impact hydrocarbon rich regions in Argentina with the intent of successfully fulfilling our business mandate of finding hydrocarbons through planned operational activities acceptable to the standards of the energy industry . Our core business strategy was redefined in mid-2006 to acquire non-operated and operated working interests in oil and gas fields throughout South America and particularly Argentina that display the potential of fulfilling the basis of our business mandate and that can provide for the potential of high yield returns on hydrocarbon related income opportunities for our shareholders.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Acquisition of interest in Cerro Negro Concession, page 6

2.

We will revise our discussion to disclose the status of our efforts to obtain this financing and guarantee as of the latest practical date prior to filing this form. Please refer to the below proposed disclosure of our revision:

(iii) The Pluris Sub must obtain a bank guarantee, guaranteeing certain of the installments owed under the Agreement. To fulfill the obligations related to obtaining the funding and guarantee as agreed upon under the terms of the Agreement, the company entered into an finance advisory and mandate agreement with Standard of America's Inc., acting on behalf of Standard Plc., a leading international energy finance institution ("Standard"), for the purposes of raising the necessary capital for our company 1) to complete the Cerro Negro acquisition, 2) to guarantee the second and third cash payments as agreed upon under the terms of the Agreement and 3) to commence operations on the concession subsequent to completion of the acquisition. The company estimates it will need to raise approximately $50 million of initial capital. Standard is continuing to seek and has been in discussions with interested parties to participate in completing the Cerro Negro acquisition.

3.	As the $840,000 bond is held intercompany, it is eliminated upon consolidation and as a result is not accounted for or disclosed in the consolidated filings of the Company.

The Company firmly believes in its ability to fulfill its obligations under the Agreement due to the following:

  the Agreement providing significant malleability amongst the parties to extend the terms there under as a means to ensure completion of the acquisition is as viable as possible under numerous scenarios and/or unforeseen circumstances;

  the Agreement being primarily conditioned upon the precedent of our approval as the new operator over the Cerro Negro concession by the governing energy industry regulatory body in the Chubut Province region, Petrominera Chubut, therein relegating the performance of the contract specifically upon our Company fulfilling the necessary submissions to Petrominera Chubut in a timely manner, those submissions of which our Company has already completed preparation of for the timely submission of same to Petrominera Chubut;

  the funding mandate with Standard is a performance based structure, whereby Standards financial remuneration is entirely reliant upon their successful completion of the necessary capital raise mandated between Standard and the Company and as such, Standard’s undertakings on behalf of the Company are greatly enhanced specifically upon performance; and

  the Agreement requires a court rendering the exclusive non-performance of the Company in order for the bond to be transferred.

This assessment leads the Company to believe there is no contingency to record or disclose.

Website

4.	We have accompanied disclosure on oil and gas reserves with the cautionary language recommended by the SEC. Please refer to: http://www.pluris.com/arg.html

5.	We have accompanied disclosure on adjacent or other properties with the cautionary language recommended by the SEC. Please refer to: http://www.pluris.com/arg.html

We acknowledge the following:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“Rahul Gandhi”

Rahul Gandhi
Chief Financial Officer